FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   January 2009

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: www.tevapharm.com

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
          Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

Teva Announces Amir Elstein Joins Board of Directors

Jerusalem, Israel, January 5, 2009 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that Amir Elstein has joined the Company's board of directors, effective January 1, 2009.

Mr. Elstein has been a member of Teva's senior management since 2005. He most recently held the position of Executive Vice President, Global Pharmaceutical Resources. Prior to joining Teva as an executive officer, Mr. Elstein served on the Company's board of directors from 1995 to 2004. Mr. Elstein has resigned his executive position with the Company in order to rejoin its board of directors.

"I would like to thank Amir for his invaluable contribution to Teva over the past four years as a member of our senior management," said **Shlomo Yanai, President and CEO of Teva**. "Throughout his tenure at Teva, Amir made significant contributions to expanding our business and strengthening Teva's market leadership. I am confident that Teva will continue to benefit from his experience and dedication as a director."

"I am delighted to have Amir rejoin Teva's board of directors," said **Eli Hurvitz, Teva's Chairman of the Board**. "Teva's board brings together a wide range of experiences and vast expertise in different fields. I am certain that Amir's added insight into Teva as a senior executive over the past few years will further enhance his contribution to the board's work".

Prior to joining Teva, Mr. Elstein spent over 24 years at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. He holds a B.Sc. in Physics and Mathematics from the Hebrew University in Jerusalem, a M.Sc. in Solid State Physics from the Department of Applied Physics of the Hebrew University and a diploma of Senior Business Management from the Hebrew University.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the pending acquisition of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                        Name: Eyal Desheh
                                        Title: Chief Financial Officer

Date: January 5, 2009